           August 10, 2022

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549-7010

Attn: Suying Li and Rufus Decker

Re:	Natural Grocers by Vitamin Cottage, Inc.
Form 10-K for Fiscal Year Ended September 30, 2021
Filed December 9, 2021
File No. 001-35608

Dear Ms. Li and Mr. Decker:

Set forth below are the responses of Natural Grocers by Vitamin Cottage, Inc., a Delaware corporation (the "Company," "we," "us" or "our"), to the comment received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated July 27, 2022, with respect to the review of the Company's Form 10-K for the fiscal year ended September 30, 2021 (“Fiscal 2021”). For your convenience, our response is prefaced by the exact text of the Staff's comment in bold text.

Notes to Consolidated Financial Statements

3. Revenue Recognition, page 69

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Comment: Your disclosure in the filing indicates that your {N}power® Customer Loyalty Program introduced in fiscal year 2015 offers accumulation of rewards to the members. Please expand your accounting policy disclosure to provide your consideration of such accumulation of rewards in your revenue recognition. Please refer to ASC 606-10-32 for guidance.

Response:

Our {N}power® customer loyalty program allows members to earn loyalty points with each dollar spent at our stores, which may be redeemed for cash discounts in a future transaction. All loyalty points are forfeited at the end of each calendar year. As required by ASC 606-10-55-42 through 45, the Company assesses the number and dollar value of points earned and redeemed, and accounts for the loyalty points as a separate obligation, resulting in revenue being deferred until the loyalty points are either redeemed or expire. The Company considers historical redemption rates, or breakage, for loyalty points in its analysis.

We respectfully note that ASC 606-10-50-14 provides, in pertinent part, that “As a practical expedient, an entity need not disclose the information in paragraph 606-10-50-13 for a performance obligation if either of the following conditions is met: a. The performance obligation is part of a contract that has an original expected duration of one year or less….” As discussed above, the loyalty points are forfeited at the end of each calendar year and do not create an obligation with a duration that exceeds one year. Furthermore, on a quantitative basis, the deferred revenue attributable to our customer loyalty program has historically been immaterial. As of September 30, 2021, this amount was $248,000, representing 0.02% of net sales for Fiscal 2021. As of June 30, 2022, this amount was $142,000. Accordingly, the Company evaluated, and continues to evaluate on a quarterly basis, the necessity for disclosure of its customer loyalty program accounting policy and activity in the notes to its consolidated financial statements and has determined that disclosure was not warranted in reliance on the guidance in ASC 606-10-50-14 and due to its immateriality to the Company’s financial statements.

Vitamin Cottage Natural Food Markets, Inc.
Home Office ● 12612 West Alameda Parkway ● Lakewood, CO 80228 ● 303.986.4600 ● Fax 303.986.1891

Notwithstanding the foregoing, in response to the staff’s comment letter, we propose to add the following disclosure to our accounting policy disclosure in the notes to our consolidated financial statements in future filings:

“Loyalty program points are accrued as deferred revenue at the retail value per point, net of estimated breakage based on historical redemption rates experienced within the loyalty program. Loyalty points are forfeited at the end of each calendar year.”

In connection with its response to the Staff’s comments, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Thank you for your prompt attention to this letter responding to the Staff's comments. Please direct any questions that you may have with respect to the foregoing to the undersigned at (303) 986-4600.

Very truly yours,

/s/ Todd Dissinger
Chief Financial Officer
Natural Grocers by Vitamin Cottage, Inc.

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